Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of RCM Technologies, Inc. (the “Company”) on Form S-3 (No. 333-________), being filed with the Securities and Exchange Commission on March 29, 2024, of our reports dated March 14, 2024, relating to the consolidated financial statements of RCM Technologies, Inc. as of December 30, 2023 and December 31, 2022, and the effectiveness of internal control over financial reporting (which expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness) of RCM Technologies, Inc. as of December 30, 2023, included in the Company's Annual Report on Form 10-K for the year ended December 30, 2023.

/s/ WithumSmith+Brown, PC

Red Bank, New Jersey

March 29, 2024